October 17, 2023	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(3)

JPMorgan Chase Financial Company LLC
Structured Investments

Notes Linked to the MerQube US Tech+ Vol Advantage Index

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

This amendment provides supplemental information about the MerQube US Tech+ Vol Advantage Index (the “Index”) and related risk factors, along with supplemental terms of the notes linked to the Index, and should be read together with the applicable preliminary pricing supplement, which can be accessed via the hyperlink in Annex B, and the related product supplement, underlying supplement, prospectus supplement and prospectus.

The Index was developed by MerQube (the “Index Sponsor” and “Index Calculation Agent”), in coordination with J.P. Morgan Securities LLC (“JPMS”), and is maintained by the Index Sponsor and is calculated and published by the Index Calculation Agent. An affiliate of ours currently has a 10% equity interest in the Index Sponsor, with a right to appoint an employee of JPMS, another of our affiliates, as a member of the board of directors of the Index Sponsor.

The Index attempts to provide a dynamic rules-based exposure to an underlying asset (the “Underlying Asset”), currently an unfunded rolling position in E-Mini Nasdaq-100 futures, which reference the Nasdaq-100 Index®, while targeting a level of implied volatility, with a maximum exposure to the Underlying Asset of 500% and a minimum exposure to the Underlying Asset of 0%. On each weekly Index rebalance day, the exposure to the Futures Contracts is set equal to (a) the 35% implied volatility target (the “target volatility”) divided by (b) the one-week implied volatility of the Invesco QQQ TrustSM, Series 1 (the “QQQ Fund”), subject to the maximum exposure of 500%. The Index is subject to a 6.0% per annum daily deduction. For more information about the Index, the current Underlying Asset and the Nasdaq-100 Index®, see “Background on E-Mini Nasdaq-100 Futures” and “Background on the Nasdaq-100 Index®,” respectively, in the accompanying underlying supplement.

The Index Sponsor is conducting a consultation with market participants to solicit feedback on potential changes to the Underlying Asset due to licensing issues and will accept feedback received on or prior to October 19, 2023. The MerQube index committee is proposing to change the Underlying Asset tracked by the Index to be either (a) the QQQ Fund, subject to a synthetic borrowing cost, deducted daily, or (b) a synthetic forward position on the QQQ Fund calculated based on listed options on the QQQ Fund. The MerQube index committee is also proposing additional changes to the Index to adjust the implementation of the rebalancing of the Index from using a time-weighted average price (“TWAP”) methodology for the Underlying Asset to instead using a value of the Underlying Asset determined at the daily market close. The Index Sponsor is also soliciting alternative options. See Annex A for additional information. If implemented, the proposed changes to the Underlying Asset tracked by the Index could negatively impact the performance of the Index, perhaps significantly.

Investing in the notes involves a number of risks. See “Annex A — Supplemental Risk Factors Relating to the Index” in this amendment, “Risk Factors” in the related prospectus supplement, “Risk Factors” in the related product supplement, “Risk Factors” in the related underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amendment, the applicable preliminary pricing supplement or the related product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Amendment no. 1 to preliminary pricing supplements listed in Annex B

Annex A

Potential Changes to the Underlying Asset for the Index

Subject to consultation with market participants, the MerQube index committee is proposing to change the Underlying Asset tracked by the Index to be either (a) the QQQ Fund, subject to a synthetic borrowing cost, deducted daily (“Option 1”), or (b) a synthetic forward position on the QQQ Fund calculated based on listed options on the QQQ Fund (“Option 2”).

•	Under Option 1, the MerQube index committee has proposed that the synthetic borrowing cost be determined each day as the Secured Overnight Financing Rate (“SOFR”) plus a spread of 0.40%. The MerQube index committee has also proposed to rebalance the Index at close of market using the official closing price of the QQQ Fund, rather than using the TWAP methodology currently used by the Index.
•	Under Option 2, the synthetic forward on the QQQ Fund would be constructed using the prices of listed call and put options on the QQQ Fund. The synthetic forward would be constructed as a long call option and a short put option with the same strike and expiry date, and the strike would be adjusted by the “in-the-moneyness” of the long call and short put option structure, with the strike chosen such that the “in-the-moneyness” of the long call and short put option structure would be the smallest absolute value. The synthetic forwards would have the same expiration as the E-Mini Nasdaq-100 futures contracts. The MerQube index committee has also proposed to rebalance the Index at the same time as the close of market of the QQQ Fund, rather than using the TWAP methodology currently used by the Index.

Supplemental Terms of the Notes Linked to the Index

For purposes of the notes offered by the preliminary pricing supplements listed in Annex B, each reference to “futures contracts” in the “Supplemental Terms of the Notes” section in the related underlying supplement shall be deemed to reference to the underlying asset then tracked by the Index and, if applicable, any options used to calculate that underlying asset.

Supplemental Risk Factors Relating to the Index

Your investment in notes linked to the Index will involve certain additional risks. You should consider carefully the following discussion of supplemental risks, as well as the discussion of risks included in the applicable preliminary pricing supplement and the related product supplement, underlying supplement and prospectus supplement, before you decide that an investment in the notes is appropriate for you.

It is unclear what changes, if any, MerQube will implement in respect of the Index.

The Index Sponsor is conducting a consultation with market participants to solicit feedback on potential changes to the Underlying Asset due to licensing issues and will accept feedback received on or prior to October 19, 2023. The MerQube index committee is proposing to change the Underlying Asset tracked by the Index to be either (a) the QQQ Fund, subject to a synthetic borrowing cost, deducted daily, or (b) a synthetic forward position on the QQQ Fund calculated based on listed options on the QQQ Fund. The MerQube index committee is also proposing additional changes to the Index to adjust the implementation of the rebalancing of the Index from using a TWAP methodology for the Underlying Asset to instead using a value of the Underlying Asset determined at the daily market close. The Index Sponsor is also soliciting alternative options. It is unclear whether MerQube will implement any of these changes or, if changes are implemented, which changes will be implemented.

Economic interests of JPMorgan Chase Financial Company LLC, as issuer, JPMorgan Chase & Co., as guarantor, and their affiliates may be different from those of investors in notes linked to the Index.

MerQube is conducting a consultation with market participants to solicit feedback on potential changes to the Index. JPMS or its affiliates may provide feedback on these potential changes, and their economic interests are potentially adverse to your interests as an investor in the notes. JPMS and its affiliates will have no obligation to consider your interests as a holder of notes linked to the Index in responding to MerQube’s consultation.

An investment in notes linked to the Index may be adversely affected, perhaps significantly, if any of the proposed changes are implemented.

No assurance can be provided that the QQQ Fund or a synthetic forward on the QQQ Fund would be an appropriate substitute for the E-Mini Nasdaq-100 futures contracts. The performance of the QQQ Fund or of a synthetic forward on the QQQ Fund may differ, perhaps significantly, from the performance of the E-Mini Nasdaq-100 futures contracts.

In addition, if Option 1 is implemented, the performance of the Index is likely to be significantly affected by the amount of the synthetic borrowing cost over time. SOFR, the Secured Overnight Financing Rate, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. SOFR will be affected by many factors, including, among others, the monetary policy of the Federal Reserve. SOFR has fluctuated significantly over time. For example, on December 31, 2021, the SOFR rate was 0.05% and, on October 13, 2023, the SOFR rate was 5.31%. The Federal Reserve raised its federal funds target rate over periods in the past and may do so again in the future. Any increase in SOFR rates, whether due to the Federal Reserve decisions to raise interest rates (specifically, its federal funds target rate) or otherwise, will increase the adverse effect of the synthetic borrowing cost on performance of the Index. In addition, any fixed spread added to SOFR in calculating the synthetic borrowing cost negatively affect the performance of the Index. Because the Index may provide up to 500% exposure to the Underlying Asset, the actual synthetic borrowing cost deducted from the Index could be significantly higher than the daily SOFR plus any fixed spread. The deduction of the synthetic borrowing cost would be in addition to the deduction of the 6.0% per annum daily deduction.

A-1 | Structured Investments Notes Linked to the MerQube US Tech+ Vol Advantage Index

If Option 1 is implemented, the per annum deduction and any synthetic borrowing cost would place a significant drag on the performance of the Index, potentially offsetting positive returns of the Underlying Asset, exacerbating negative returns of the Underlying Asset and causing the level of the Index to decline steadily. The Index would not appreciate unless the returns of the Underlying Asset are sufficient to offset the negative effects of the per annum deduction and the synthetic borrowing cost, and then only to the extent that the returns of the Underlying Asset are greater than the deducted amounts. As a result of these deductions, the level of the Index may decline even if the returns of the synthetic borrowing cost are positive.

If Option 2 is implemented, no assurance can be provided that the price of such a synthetic forward determined under the amended Index methodology would be representative of the market value of such a synthetic forward position. The proposed pricing methodology of synthetic forwards may be significantly impacted by factors affecting the bid and ask prices of options on the QQQ Fund as of a point-in-time snapshot at the market close of the QQQ Fund. In addition, the return of a rolling position in synthetic forwards on the QQQ Fund will generally underperform the QQQ Fund because the value of that synthetic position (similar to the value of a synthetic position in futures contracts) will generally reflect the deduction of an implied borrowing cost. The performance of the Index may be adversely affected by the use of synthetic forwards on the QQQ Fund.

In addition, if the Index methodology is changed, investors in notes linked to the Index could experience materially adverse tax consequences.

A-2 | Structured Investments Notes Linked to the MerQube US Tech+ Vol Advantage Index

Annex B

CUSIP No.	Date of Related Preliminary Pricing Supplement	Link
48134BKD4	09/27/2023	http://www.sec.gov/Archives/edgar/data/1665650/000121390023080351/ea162495_424b2.htm
48134BKP7	09/27/2023	http://www.sec.gov/Archives/edgar/data/1665650/000121390023080700/ea162567_424b2.htm
48134BKC6	09/27/2023	http://www.sec.gov/Archives/edgar/data/1665650/000121390023080660/ea162571_424b2.htm
48134BKE2	09/27/2023	http://www.sec.gov/Archives/edgar/data/1665650/000121390023080356/ea162534_424b2.htm
48134BKM4	09/27/2023	http://www.sec.gov/Archives/edgar/data/1665650/000121390023080238/ea162509_424b2.htm
48134BKN2	09/27/2023	http://www.sec.gov/Archives/edgar/data/1665650/000121390023080664/ea162573_424b2.htm
48134BDY6	10/02/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223000388/ea162730_424b2.htm
48134BEW9	10/02/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223000506/ea162761_424b2.htm
48134BES8	10/02/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223000389/ea162754_424b2.htm
48134BEX7	10/02/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223000665/ea162669_424b2.htm
48134BEB5	10/02/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223000674/ea162801_424b2.htm
48134BEY5	10/02/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223000667/ea162823_424b2.htm
48134BED1	10/03/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223001286/ea162913_424b2.htm
48134BFA6	10/03/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223001332/ea162939_424b2.htm
48134BEC3	10/03/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223001313/ea162840_424b2.htm
48134BFV0	10/03/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223001319/ea163011_424b2.htm
48134BEU3	10/03/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223001327/ea162842_424b2.htm
48134BGL1	10/04/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223001976/ea163092_424b2.htm
48134BGH0	10/04/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223001915/ea163174_424b2.htm
48134BTB9	10/10/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223002763/ea163330_424b2.htm
48134BUK7	10/11/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223003245/ea163426_424b2.htm
48134BTC7	10/11/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223003135/ea163418_424b2.htm
48134BUQ4	10/11/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223003270/ea163427_424b2.htm
48134BUH4	10/12/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223003620/ea163480_424b2.htm
48134BYQ0	10/16/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223004509/ea163656_424b2.htm
48134BYP2	10/16/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223004505/ea163657_424b2.htm
48134BYK3	10/16/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223004515/ea163659_424b2.htm
48134BYH0	10/17/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223004484/ea163641_424b2.htm
48134BYR8	10/17/2023	http://www.sec.gov/Archives/edgar/data/1665650/000101376223004461/ea163634_424b2.htm

B-1 | Structured Investments Notes Linked to the MerQube US Tech+ Vol Advantage Index